April 27, 2012

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	NovaBay Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-180460

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 5:00 p.m. Eastern Time on Tuesday, May 1, 2012, or as soon thereafter as is practicable.

Further, NovaBay Pharmaceuticals, Inc. hereby confirms to the Commission:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NovaBay Pharmaceuticals, Inc.

/s/ Thomas J. Paulson

By:	Thomas J. Paulson Chief Financial Officer

cc:	Brett D. White Cooley llp